UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

iROBOT CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

462726100

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462726100	SCHEDULE 13D	PAGE 2 OF 10 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,500,000 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (See Item 5)
14	TYPE OF REPORTING PERSON* IA, OO – Limited Liability Company

* See Instructions

CUSIP No. 462726100	SCHEDULE 13D	PAGE 3 OF 10 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,500,000 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 462726100	SCHEDULE 13D	PAGE 4 OF 10 PAGES

1	NAME OF REPORTING PERSONS RMCP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,500,000 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 462726100	SCHEDULE 13D	PAGE 5 OF 10 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,500,000 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

CUSIP No. 462726100	SCHEDULE 13D	PAGE 6 OF 10 PAGES

1	NAME OF REPORTING PERSONS Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,500,000 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 462726100	SCHEDULE 13D	PAGE 7 OF 10 PAGES

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value per share (“Common Stock”), of iRobot Corporation, a Delaware corporation (“IRBT”). The address of the principal executive offices of IRBT is 8 Crosby Drive, Bedford, Massachusetts, 01730.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (c), (f)	This Schedule 13D is being jointly filed by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Partners, L.P., a Delaware limited partnership (“RMP”), (iii) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (iv) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (v) Willem Mesdag, a natural person and U.S. citizen. RMCP LLC, RMP and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.” The filing of any amendment to this Schedule 13D shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

RMP was formed, and its principal business is, to invest in small cap public companies and to enhance shareholder value through active ownership. RMCP GP is the general partner of RMP and thus may be deemed to control RMP. RMCP LLC is the managing member of RMCP GP and thus may be deemed to control RMCP GP and each entity directly or indirectly controlled by RMCP GP. RMCM is the managing member of RMCP LLC and thus may be deemed to control RMCP LLC and each entity directly or indirectly controlled by RMCP LLC. Mr. Mesdag is the president, sole executive officer, sole director and sole shareholder of RMCM and thus may be deemed to control RMCM and each entity directly or indirectly controlled by RMCM (including Red Mountain). The principal business of RMCP LLC is providing investment advisory services to hedge funds and other pooled investment vehicles. The principal business of each of RMCP GP and RMCM is investing in securities. The principal occupation of Mr. Mesdag is serving as an executive officer and Managing Partner of RMCP LLC. He is a U.S. citizen.

Each of J. Christopher Teets, John Hill, Patrick Lally and Matthew Hepler (and each of their principal occupations) is serving as an executive officer and Partner of RMCP LLC. None of Mr. Teets, Mr. Hill, Mr. Lally or Mr. Hepler controls any Reporting Person. Information regarding Messrs. Teets, Hill, Lally and Hepler is being included in this Schedule 13D solely for purposes of complying with General Instruction C to Schedule 13D. Each of Messrs. Teets, Hill, Lally and Hepler is a U.S. citizen.

(b)	The principal executive offices of Red Mountain and RMCM are located at, and the principal business address of each of Messrs. Mesdag, Teets, Hill, Lally and Hepler is 10100 Santa Monica Boulevard, Suite 925, Los Angeles, California 90067.

(d)-(e)	During the last five years, none of the Reporting Persons, Mr. Teets, Mr. Hill, Mr. Lally or Mr. Hepler has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

RMP has purchased an aggregate of 1,500,000 shares of Common Stock on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of $50,285,623. The source of the funds used by RMP to purchase such shares was working capital of RMP.

CUSIP No. 462726100	SCHEDULE 13D	PAGE 8 OF 10 PAGES

The information set forth in Item 5(c) below is hereby incorporated by reference into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

Red Mountain acquired the Common Stock reported in this Schedule 13D for investment purposes because it believed that the Common Stock was undervalued and represented an attractive investment opportunity.

Red Mountain expects to engage in a dialogue with IRBT’s management regarding a number of actions that IRBT can take to create significant value for its shareholders, including, among other things, (i) focusing exclusively on IRBT’s high-growth home robots business by selling or shutting down its defense and security business and discontinuing its remote presence business, (ii) optimizing the capital structure of the standalone home robots business by increasing leverage and reducing its cost of capital, (iii) implementing a disciplined capital allocation plan focused on risk-adjusted returns and (iv) upgrading its corporate governance policies to enhance board independence and shareholder rights by separating the roles of Chairman and Chief Executive Officer, declassifying the board and permitting significant shareholders to call special meetings of shareholders. Red Mountain has communicated to IRBT its expectation that management will seriously and expeditiously review and pursue its recommendations for enhancing shareholder value. In addition, Red Mountain may communicate with other persons (including, without limitation, IRBT’s board of directors, other IRBT shareholders and potential strategic or financing partners) regarding the business, assets, financial condition, operations, management, strategy and future plans of IRBT, in addition to the more specific matters described above. There can be no assurance as to the outcome of any discussions referenced in this Schedule 13D.

Red Mountain intends to routinely monitor and assess, among other things, (i) IRBT’s business, assets, financial condition, operations, prospects, capital structure and management, (ii) the value and price of the Common Stock, (iii) relevant business developments, competitive and strategic matters and prevailing industry and market conditions, (iv) alternative investment opportunities available to Red Mountain and (v) other investment considerations. On the basis of such assessments, Red Mountain may, at any time and from time to time, take such actions with respect to its investment in IRBT as it deems appropriate, including, without limitation, proposing specific measures that it believes would enhance shareholder value, seeking representation on IRBT’s board of directors, purchasing additional Common Stock or other securities of IRBT, selling some or all of any securities of IRBT beneficially owned by Red Mountain, engaging in hedging or similar transactions with respect to securities relating to IRBT or otherwise changing its intention with respect to any of the matters referenced in this Item 4.

The Reporting Persons reserve the right to and may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with IRBT, the management and board of directors of IRBT, other IRBT shareholders and other persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)	RMP beneficially owns, in the aggregate, 1,500,000 shares of Common Stock, which represent approximately 5.1% of the outstanding Common Stock.(1) RMP has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 1,500,000 shares of Common Stock.

Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMP, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMP.

(1) All calculations of percentage ownership in this Schedule 13D are based on the 29,527,993 shares of Common Stock outstanding as of February 27, 2015, as reported in Exhibit 99.1 to the Current Report on Form 8-K filed by IRBT with the SEC on March 19, 2015.

CUSIP No. 462726100	SCHEDULE 13D	PAGE 9 OF 10 PAGES

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, each of Messrs. Teets, Hill, Lally and Hepler disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

(c)	The following table lists all transactions in Common Stock effected during the past sixty days by RMP. All such transactions were effected on the open market.

Shares of Common Stock Purchased	Weighted Average Price per Share ($)	Date of Purchase
22,700	$32.30	02/25/15
24,400	$32.73	02/26/15
50,000	$33.00	02/27/15
50,000	$33.30	03/02/15
45,300	$33.38	03/03/15
53,000	$33.66	03/04/15
75,000	$34.63	03/05/15
200,000	$34.29	03/06/15
156,500	$34.32	03/09/15
150,000	$33.98	03/10/15
200,000	$33.63	03/11/15
6,590	$33.81	03/11/15
81,600	$33.38	03/12/15
150,000	$33.06	03/13/15
70,000	$33.07	03/16/15
119,000	$31.53	03/18/15
19,600	$33.00	04/06/15
26,310	$33.27	04/07/15

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D, except that dividends from, and proceeds from the sale of, the shares of Common Stock held for the accounts managed by Red Mountain may be delivered to such accounts.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of IRBT.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement, dated as of April 8, 2015, by and among the Reporting Persons (filed herewith).

CUSIP No. 462726100	SCHEDULE 13D	PAGE 10 OF 10 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2015

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN PARTNERS, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

WILLEM MESDAG

/s/ Willem Mesdag